

March 25, 2024

Dean A. Mason
Chief Legal Officer and Secretary
EchoStar Corporation
100 Inverness Terrace East
Englewood, CO 80112

> **Re: EchoStar Corporation**
> **SC TO-I/A filed March 22, 2024**
> **File No. 005-83490**

Dear Dean A. Mason:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Defined terms used herein have the same meaning as in your filing.

Schedule TO-I/A filed March 22, 2024

Questions and Answers, page 6

1. We note your response to prior comment 1 and the fact that the first sentence of the answer to Question 24 has been revised from stating that an Eligible Employee's trading plan "will be cancelled" to "may be cancelled" if an Eligible Employee elects to exchange an Eligible Option covered by a Rule 10b5-1 trading plan. Please explain to us the reason for this change, and please revise your disclosure to address specific uncertainties concerning whether a participant's trading plan would be canceled if they elected to participate in the Exchange Offer.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Brian Soares at 202-551-3690 or Christina Chalk at 202-551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions